UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.
20549

FORM 12b-25
NOTIFICATION OF LATE FILING
(Check one):

Form 10-K Form 20-F
Form 11-K
Form 10-Q
Form 10-D X Form N-SAR Form N-CSR
For Period Ended: __08/31/2017______________________
Transition
Report on Form 10-K
Transition Report on Form 20-F
Transition Report
on Form 11-K
Transition Report on Form 10-Q
Transition Report on
Form N-SAR
For the Transition Period Ended: ____________________

OMB APPROVAL
OMB Number: . . . . . 3235-0058 Expires: October 31, 2018 Estimated
average burden hours per response. . . . . . . . 2.50
SEC FILE NUMBER 811-05088
CUSIP NUMBER

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I REGISTRANT INFORMATION
The AB Portfolio
Full Name of Registrant
Former Name if Applicable
1345 Avenue of the Americas
Address of Principal Executive Office (Street and Number)
New York, NY 10105
City, State and Zip Code

PART II RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
(a)
The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Qorsubject distribution reporton Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)
The accountants statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



PART III NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currentlySEC 1344 (04-09) valid OMB control number.

PART III NARRATIVE
The Registrant was unable to timely file its annual report on Form
N-SAR for the period ended August 31, 2017, without unreasonable effort or expense, since it was unable to complete the required disclosures for the Form N-SAR on or before October 30, 2017. More specifically, the delay in the filing was due to an administrative oversight in assembling the required exhibits.Consequently, additional time was required to incorporate all of the appropriate exhibit components.

PART IV OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification
Phyllis J Clarke 914-259-7719
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? No

The AB Portfolio has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date November 1, 2017	By Steve Yu